Filed by Tiga Acquisition Corp.
pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Tiga Acquisition Corp.
Commission File No. 001-39714
Date: September 13, 2022

Fortune: Grindr names a new CEO as it prepares to go public

By Alena Botros

September 13, 2022

Grindr, the online dating and social media app geared toward the LGBTQ community, said George Arison will be its new chief executive officer.

The news on Tuesday comes amid Grindr’s plans to become a public company in a $2.1 billion SPAC deal, which was announced in May. Grindr has said the public listing is “slated for later in the Fall.”

“Grindr is an unbelievable business and I am beyond excited to help them navigate through this next part of their journey,” Grindr’s incoming, openly gay CEO said in a statement.

Arison has served on the company’s board since May. Before his new role, he was the CEO and founder of Shift, an online marketplace for buying and selling used cars.

Before that, he served in various positions at Google, most recently as a product manager. Prior to working in business, Arison was a policy analyst and ran a political campaign in Georgia, where he was born.

The company also announced Vanna Krantz as its new chief financial officer.

“Grindr’s mission to connect the LGBTQ community with one another and the world is a powerful driver of success, and provides a framework by which we can continue to grow by leaps and bounds in the years to come,” Arison said.

According to the company, Grindr has 11 million active monthly users in almost every country of the world since its launch in 2009. The company said its revenue in 2021 was $147 million, as reported by Bloomberg.

But Grindr isn’t without controversy. In its past, users have complained about abusive messages, fake profiles, safety issues (although most dating apps pose a certain amount of safety risks), and racism, among others. In its community guidelines, Grindr says its “committed to creating a safe and authentic environment where diversity, mutual respect, and sex-positivity thrive.”

The company has tried to address some of its problems with initiatives like the Kindr campaign introduced in 2018 to build a “kinder Grindr.” However, it has failed to entirely stamp out the service’s safety and abuse problems.

Over the years, the company had multiple owners, including a China-based tech company. That company was forced by the U.S. Committee on Foreign Investment, which was concerned about the Chinese government potentially using stored personal data against U.S. citizens, to sell the service. Grindr was valued at $600 million when it was purchased by San Vicente Acquisition, an investor group, in 2020, according to Bloomberg.

Grindr’s outgoing CEO, Jeff Bonforte, said Arison is a “great choice” to lead Grindr in its future as a public company.

“All of us on the small team that acquired Grindr in June 2020 understood that it had the potential to be an amazing business, wholly focused on serving the LGBTQ+ community,” he said. “Key to the plan was finding long-term leadership for the business that had not only deep professional experience, but also the life experience to understand the unique and very real challenges facing the global LGBTQ+ community. George brings both.”

About Grindr

With roughly 11 million monthly active users in virtually every country in the world in 2021, Grindr has grown to become a fundamental part of the queer community since its launch in 2009. The company continues to expand its ecosystem to enable gay, bi, trans, and queer people to connect, express themselves, and discover the world around them. Grindr is headquartered in West Hollywood, California. The Grindr app is available on the App Store and Google Play.

Forward Looking Statements

This document may contain a number of “forward-looking statements.” Forward-looking statements include information concerning Grindr’s possible or assumed future results of operations, business strategies, competitive position, industry environment, and potential growth opportunities, including any potential benefits that may be realized as a result of new members of management. These forward-looking statements are based on Grindr’s management’s current expectations, estimates, projections and beliefs, as well as a number of assumptions concerning  future events. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose”  and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Grindr’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (a) the inability to complete the proposed business combination due to the failure to obtain shareholder approval or other conditions to closing; (b) the risk that the proposed business combination disrupts current plans and operations of Grindr; (c) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (d) costs related to the proposed business combination; (d) changes in applicable laws or regulations; (e) the possibility that Grindr may be adversely affected by other economic, business and/or competitive factors; and (f) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statement on Form S-4 and other documents filed by Tiga Acquisition Corp. (NYSE: TINV) from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Except as required by law, Grindr undertakes no obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this release.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities,  or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in  which such offer, solicitation or sale would be unlawful prior to registration or qualification under the  securities laws of any such jurisdiction.

For more information please contact:

For Grindr Communications and Investor Relations:

Patrick Lenihan
Patrick.Lenihan@grindr.com

Investors:

Ellipsis
Jeff Majtyka
IR@grindr.com

Media:

TrailRunner International
Lexi Schuchert
Press@grindr.com